SCHEDULE 13D

CUSIP No. 25388M100	Page 1 of 32 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Niku Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

654113109

(CUSIP Number)

Robert Raynard

Walden VC, LLC

750 Battery Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25388M100	Page 2 of 32 Pages

1	NAME OF REPORTING PERSON: WaldenVC II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 3 of 32 Pages

1	NAME OF REPORTING PERSON: WaldenVC II-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 4 of 32 Pages

1	NAME OF REPORTING PERSON: Walden-SBIC, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 163,520 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 163,520 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 5 of 32 Pages

1	NAME OF REPORTING PERSON: Walden Investors S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,727 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,727 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 6 of 32 Pages

1	NAME OF REPORTING PERSON: Walden Capital Partners S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (c) ☒ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,864 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 2,864 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 7 of 32 Pages

1	NAME OF REPORTING PERSON: Walden Capital Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,126 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 14,126 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 8 of 32 Pages

1	NAME OF REPORTING PERSON: Sarlo-Berliner, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 32,275 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 32,275 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 25388M100	Page 9 of 32 Pages

1	NAME OF REPORTING PERSON: Walden Management Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 32,275 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 32,275 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 25388M100	Page 10 of 32 Pages

1	NAME OF REPORTING PERSON: Walden Management Corporation Pension Fund S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 49,871 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 49,871 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) EP

SCHEDULE 13D

CUSIP No. 25388M100	Page 11 of 32 Pages

1	NAME OF REPORTING PERSON: George Sarlo Revocable Trust Dated 12/23/91 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 48,271 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 48,271 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,271
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 12 of 32 Pages

1	NAME OF REPORTING PERSON: WaldenVC, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 13 of 32 Pages

1	NAME OF REPORTING PERSON: Walden General Partners S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,727 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,727 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 14 of 32 Pages

1	NAME OF REPORTING PERSON: Walden GP-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,727 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,727 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 15 of 32 Pages

1	NAME OF REPORTING PERSON: Walden Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (c) ☒ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,126 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 14,126 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 16 of 32 Pages

1	NAME OF REPORTING PERSON: Arthur Berliner S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,375 (1) 8 SHARED VOTING POWER 250,787 9 SOLE DISPOSITIVE POWER 27,375(1) 10 SHARED DISPOSITIVE POWER 250,787

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,162(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Includes 20,009 shares held by the Arthur Berliner Family Trust dtd 4/24/85.

SCHEDULE 13D

CUSIP No. 25388M100	Page 17 of 32 Pages

1	NAME OF REPORTING PERSON: Steven Eskenazi S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,476 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 4,476 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 18 of 32 Pages

1	NAME OF REPORTING PERSON: Lawrence Marcus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 19 of 32 Pages

1	NAME OF REPORTING PERSON: Matthew Miller S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,309 (2) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 6,309 (2) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,309 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(2)	Includes a stock option exercisable for 4,000 shares of Common Stock and 2,309 shares of Common Stock held in the name of a trust for the benefit of Mr. Miller.

SCHEDULE 13D

CUSIP No. 25388M100	Page 20 of 32 Pages

1	NAME OF REPORTING PERSON: Philip Sanderson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,478 (3) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,478 (3) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,478 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(3)	Consists of 5,478 shares held by the Sanderson Trust.

SCHEDULE 13D

CUSIP No. 25388M100	Page 21 of 32 Pages

1	NAME OF REPORTING PERSON: George Sarlo S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 90,776 (4) 8 SHARED VOTING POWER 250,787 9 SOLE DISPOSITIVE POWER 90,776 (4) 10 SHARED DISPOSITIVE POWER 250,787

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(4)	Includes 48,271 shares held by the George Sarlo Revocable Trust Dated 12/23/91

SCHEDULE 13D

CUSIP No. 25388M100	Page 22 of 32 Pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed on March 12, 2003, as amended and supplemented on April 21, 2003 by Amendment No. 1 and on June 3, 2004 by Amendment No. 2 (“Amendment No. 2”), and is being filed on behalf of the persons named in Item 2 below.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.0001 (“Common Stock”) of Niku Corporation, a Delaware corporation (“Niku”). Niku’s principal executive offices are located at 305 Main Street, Redwood City, California 94063.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by:

(1)	Walden VC II, L.P., a California limited partnership (“WVC II”);
(2)	Walden VC II-Side, L.P., a California limited partnership (“WVC II-Side”);
(3)	Walden-SBIC, L.P., a California limited partnership (“SBIC”);
(4)	Walden Investors, a California limited partnership (“Investors”);
(5)	Walden Capital Partners, a California limited partnership (“CapPartners”);
(6)	Walden Capital Partners II, a California limited Partnership (“CapPartners II”);
(7)	Sarlo-Berliner, Inc., a California corporation (“SBI”);
(8)	Walden Management Corporation, a California corporation (“WM”);
(9)	Walden Management Corporation Pension Fund (“WPF”);
(10)	George Sarlo Revocable Trust Dated 12/23/91 (“Trust”);
(11)	WaldenVC, LLC, a California limited liability company (“WVC”);
(12)	Walden General Partners, a California limited partnership (“WGP”);
(13)	Walden GP-Side, L.P., a California limited partnership (“WGP-Side”);
(14)	Walden Partners II, L.P., a California limited partnership (“WP II”);
(15)	Arthur Berliner, a natural person;
(16)	Steven Eskenazi, a natural person;
(17)	Lawrence Marcus, a natural person;
(18)	Matthew Miller, a natural person;
(19)	Philip Sanderson, a natural person; and
(20)	George Sarlo, a natural person,

collectively identified hereinafter as the “Reporting Persons.”

WVC II, WVC II-Side, SBIC, CapPartners, CapPartners II and Investors are limited partnerships organized under the laws of California. Each of its principal business is managing investments.

SBI and WM are corporations organized under the laws of California. Their principal business is managing investments.

WPT is a pension fund organized under the laws of California. Its principal business is to manage retirement funds.

SCHEDULE 13D

CUSIP No. 25388M100	Page 23 of 32 Pages

Trust is a revocable trust organized under the laws of California. Its principal business is to hold investments for the benefit of others.

WVC is a limited liability company organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WVC II and WVC II-Side.

WGP is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of Investors.

WGP-Side is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WGP.

WP II is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of CapPartners II.

Mr. Berliner’s principal occupation is serving as manager of WVC and general partner of SBIC, CapPartners, WGP, WGP-Side and WP II. He also serves as Vice-President of SBI and President of WM. Mr. Berliner is a citizen of the United States of America.

Mr. Eskenazi’s principal occupation is serving as manager of WVC. Mr. Eskenazi is a citizen of the United States of America.

Mr. Marcus’ principal occupation is serving as manager of WVC. Mr. Marcus is a citizen of the United States of America.

Mr. Miller’s principal occupation is serving as manager of WVC. Mr. Miller is a citizen of the United States of America.

Mr. Sanderson’s principal occupation is serving as manager of WVC. Mr. Sanderson is a citizen of the United States of America.

Mr. Sarlo’s principal occupation is serving as general partner of SBIC, CapPartners, WGP, WGP-Side and WP II, President of SBI and Vice President of WM. He also serves as trustee of the Trust. Mr. Sarlo is a citizen of the United States of America.

The business address of each of the Reporting Persons is 750 Battery Street, San Francisco, California 94111. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

SCHEDULE 13D

CUSIP No. 25388M100	Page 24 of 32 Pages

Item 4. Purpose of Transaction.

On December 17, 2004, WVC II and WVC II-Side sold 1,275,706 shares and 115,516 shares, respectively, of Common Stock of Niku at a per share price of $17.67, pursuant to Niku’s Prospectus Supplement filed with the Securities and Exchange Commission on December 17, 2004 (the “Sale”). As a result of the Sale, the Reporting Persons no longer beneficially own more than five percent of any class of securities of Niku. Pursuant to such Prospectus Supplement, there were 14,355,084 shares of Common Stock of Niku outstanding as of December 17, 2004.

Mr. Miller serves as a director on the Board of Directors of Niku. Each of the Reporting Persons who still hold shares of Common Stock of Niku intend to continuously review its investment in Niku, and may in the future determine to acquire additional securities of Niku, through open market purchases, private agreements or otherwise. Each of such Reporting Persons may, however, dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the issuer. Notwithstanding anything contained herein, each of the above entities specifically reserves the right to change its intention with respect to any or all such matters.

Except as disclosed above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Niku, or the disposition of securities of Niku; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Niku or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Niku or any of its subsidiaries, (d) any change in the present board of directors or management of Niku, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Niku; (f) any other material change in the Niku’s business or corporate structure; (g) changes in the Niku’s charter or bylaws or other actions which may impeded the acquisition of control of the issuer by any person; (h) causing a class of securities of Niku becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

WVC II is no longer a beneficial owner of any shares of Common Stock. Since the filing of Amendment No. 2, WVC II sold 1,275,706 shares of Common Stock at $17.67 per share on December 17, 2004, in the Sale.

WVC II-Side is no longer a beneficial owner of any shares of Common Stock. Since the filing of Amendment No. 2, WVC II-Side sold 115,516 shares of Common Stock at $17.67 per share on December 17, 2004 in the Sale.

SBIC is the beneficial owner of 163,520 shares of Common Stock. Such shares represent approximately 1.1% of the 14,355,084 shares of Common Stock outstanding. SBIC has sole voting and dispositive power over 163,520 shares. Since the filing of Amendment No. 2, SBIC has not acquired or sold any shares.

Investors is the beneficial owner of 5,727 shares of Common Stock. Such shares represent approximately 0.04% of the 12,456,615 shares of Common Stock outstanding. Investors has sole voting and dispositive power over 5,727 shares. Since the filing of Amendment No. 2, Investors has not acquired or sold any shares.

CapPartners is the beneficial owner of 2,864 shares of Common Stock. Such shares represent approximately 0.02% of the 14,355,084 shares of Common Stock outstanding. CapPartners has sole voting and dispositive power over 68,375 shares. Since the filing of Amendment No. 2, CapPartners has not acquired or sold any shares.

SCHEDULE 13D

CUSIP No. 25388M100	Page 25 of 32 Pages

CapPartners II is the beneficial owner of 14,126 shares of Common Stock . Such shares represent approximately 0.1% of the 14,355,084 shares of Common Stock outstanding. CapPartners II has sole voting and dispositive power over 14,126 shares. Since the filing of Amendment No. 2, CapPartners II has not acquired or sold any shares.

SBI is the beneficial owner of 32,275 shares of Common Stock. Such shares represent approximately 0.2% of the 14,355,084 shares of Common Stock outstanding. SBI has sole voting and dispositive power over 32,275 shares. Since the filing of Amendment No. 2, SBI has not acquired to sold any shares.

WM is the beneficial owner of 32,275 shares of Common Stock. Such shares represent approximately 0.2% of the 14,355,084 shares of Common Stock outstanding. WM has sole voting and dispositive power over 32,275 shares. Since the filing of Amendment No. 2, WM has not acquired or sold any shares.

WPF is the beneficial owner of 49,871 shares of Common Stock. Such shares represent approximately 0.5% of the 14,355,084 shares of Common Stock outstanding. WPF has sole voting and dispositive power over 49,871 shares. Since the filing of Amendment No. 2, WPF has not acquired or sold any shares.

Trust is the beneficial owner of 48,271 shares of Common Stock. Such shares represent approximately 0.3% of the 14,355,084 shares of Common Stock outstanding. Trust has sole voting and dispositive power over 48,271 shares. Since the filing of Amendment No. 2, Trust has not acquired or sold any shares.

WVC is no longer the beneficial owner of any shares of Common Stock. Since the filing of Amendment No. 2, through the Sale, WVC sold 1,391,222 shares of Common Stock at $17.67 per share on December 17, 2004.

WGP is the beneficial owner of 5,727 shares of Common Stock. Such shares represent approximately 0.04% of the 14,355,084 shares of Common Stock outstanding. WGP has sole voting and dispositive power over 5,727 shares. Since the filing of Amendment No. 2, WGP has not acquired or sold any shares.

WGP-Side is the beneficial owner of 5,727 shares of Common Stock. Such shares represent approximately 0.04% of the 14,355,084 shares of Common Stock outstanding. WGP-Side has sole voting and dispositive power over 64,551 shares. Since the filing of Amendment No. 2, WGP-Side has not acquired or sold any shares.

WP II is the beneficial owner of 14,126 shares of Common Stock. Such shares represent approximately 0.1% of the 14,355,084 shares of Common Stock outstanding. WP II has sole voting and dispositive power over 14,126 shares. Since the filing of Amendment No. 2, WPII has not acquired or sold any shares.

Mr. Berliner is the beneficial owner of 278,162 shares of Common Stock. Such shares represent approximately 1.9% of the 14,355,084 shares of Common Stock outstanding. Mr. Berliner has sole voting and dispositive power over 27,375 shares held by the Arthur Berliner Family Trust dtd 4/24/85. Mr. Berliner has shared voting and dispositive power over 250,787 shares. Since the filing of Amendment No. 2, through the Sale, Mr. Berliner sold 1,391,222 shares of Common Stock for $17.67 per share on December 17, 2004.

Mr. Eskenazi is the beneficial owner of 4,476 shares of Common Stock. Such shares represent approximately 0.03% of the 14,355,084 shares of Common Stock outstanding. Mr. Eskenazi has sole voting and dispositive power over all 4,476 shares. Since the filing of Amendment No. 2, through the Sale, Mr. Eskenazi sold 1,391,222 shares of Common Stock for $17.67 per share on December 17, 2004.

Mr. Marcus is the beneficial owner of 0 shares of Common Stock. Such shares represent 0% of the 14,355,084 shares of Common Stock outstanding. Since the filing of Amendment No. 2, through the Sale, Mr. Marcus sold 1,391,222 shares of Common Stock for $17.67 per share on December 17, 2004.

SCHEDULE 13D

CUSIP No. 25388M100	Page 26 of 32 Pages

Mr. Miller is the beneficial owner of 6,309 shares of Common Stock. Such shares represent approximately 0.04% of the 14,355,084 shares of Common Stock outstanding. Mr. Miller has sole voting and dispositive power over all 6,309 shares. Since the filing of Amendment No. 2, through the Sale, Mr. Miller sold 1,391,222 shares of Common Stock for $17.67 per share on December 17, 2004.

Mr. Sanderson is the beneficial owner of 5,478 shares of Common Stock. Such shares represent approximately 0.04% of the 14,355,084 shares of Common Stock outstanding. Mr. Sanderson has sole voting and dispositive power over all 5,478 shares Sanderson Trust. Since the filing of Amendment No. 2, through the Sale, Mr. Sanderson sold 1,391,222 shares of Common Stock for $17.67 per s hare on December 17, 2004.

Mr. Sarlo is the beneficial owner of 341,563 shares of Common Stock. Such shares represent approximately 2.4% of the 14,355,084 shares of Common Stock outstanding. Mr. Sarlo has sole voting and dispositive power over 90,776 shares and shared voting and dispositive power over 250,787 shares. Since the filing of Amendment No. 2, Mr. Sarlo has not acquired or sold any shares.

As a result of the sales reported above on December 17, 2004, the Reporting Persons have ceased to be the beneficial owner of more than five percent of a class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This joint filing is made pursuant to the Joint Filing Agreement dated December 27, 2004 attached as Exhibit 1.

The Sale referenced above was made pursuant to the Prospectus Supplement filed by Niku with the Securities and Exchange Commission on December 17, 2004.

Item 7. Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
1.	Joint Filing Agreement dated December 27, 2004.

2.	Prospectus Supplement filed by Niku with the Securities and Exchange Commission on December 17, 2004, which is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 25388M100	Page 27 of 32 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2004	Walden VC II, L.P.

	By:	WaldenVC, LLC General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager
Walden VC II-Side, L.P.

	By:	WaldenVC, LLC General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager
Walden-SBIC, L.P.

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Investors

	By:	Walden General Partners General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner
Walden Capital Partners

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

SCHEDULE 13D

CUSIP No. 25388M100	Page 28 of 32 Pages

Walden Capital Partners II

By:	Walden Partners II, L.P. General Partner

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Sarlo-Berliner, Inc.

By:	/s/ ARTHUR BERLINER
Arthur Berliner
Vice-President

Walden Management Corporation

By:	/s/ ARTHUR BERLINER
Arthur Berliner
President

Walden Management Corporation Pension Fund

By:	/s/ GEORGE SARLO
George Sarlo Trustee

George Sarlo Revocable Trust Dated 12/23/91

By:	/s/ GEORGE SARLO
George Sarlo Trustee

WaldenVC, LLC

By:	/s/ ARTHUR BERLINER
Arthur Berliner
Manager

Walden General Partners

By:	/s/ ARTHUR BERLINER
Arthur Berliner
General Partner

SCHEDULE 13D

CUSIP No. 25388M100	Page 29 of 32 Pages

Walden GP-Side, L.P.

By:	/s/ ARTHUR BERLINER
Arthur Berliner
General Partner

Walden Partners II, L.P.

By:	/s/ ARTHUR BERLINER
Arthur Berliner
General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner

By:	/s/ STEVEN ESKENAZI
Steven Eskenazi

By:	/s/ LAWRENCE MARCUS
Lawrence Marcus

By:	/s/ MATTHEW MILLER
Matthew Miller

By:	/s/ PHILIP SANDERSON
Philip Sanderson

By:	/s/ GEORGE SARLO
George Sarlo